EXHIBIT 99.5

Principal Officers:
Keith M. Braaten, P. Eng.
President & CEO
Jodi L. Anhorn, P. Eng.
Executive Vice President & COO

Officers / Vice Presidents:
Terry L. Aarsby, P. Eng.
Caralyn P. Bennett, P. Eng.
Leonard L. Herchen, P. Eng.
Myron J. Hladyshevsky, P. Eng.
Bryan M. Joa, P. Eng.
Mark Jobin, P. Geol.
John E. Keith, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

CONSENT OF INDEPENDENT PETROLEUM ENGINEER

Anderson Energy Ltd.
700, 555 – 4th Avenue S.W.
Calgary, Alberta T2P 3E7

We hereby consent to the use and reference to our name and report evaluating Anderson Energy Ltd.’s petroleum and natural gas reserves, dated March 9, 2012 and effective December 31, 2011, and the information derived from our report, included in this annual report on Form 40-F filed with the United States Securities and Exchange Commission.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

“Originally Signed by”

John E. Keith, P. Eng.
Vice President

Dated: March 19, 2012
Calgary, Alberta
CANADA

4100, 400 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 • (403) 266-9500 • Fax (403) 262-1855 • GLJPC.com